Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Three and Six Months Ended June 30, 2019

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 2

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

	June 30, 2019	Audited December 31, 2018

Assets
Current
Cash and cash equivalent	2,088,706	2,567,868
Accounts receivable (Note 4)	-	946,944
Prepaids and other current assets (Note 5)	92,177	2,936,619
Inventory (Note 6)	-	436,833
Non-current assets held for sale (Note 21)	22,003,489	-

	24,184,372	6,888,264
Property and equipment (Note 7)	123,183	9,299,513
Patents and licenses (Note 8)	458,142	466,714
Intangible assets (Note 9)	714,000	802,409
Goodwill (Note 2)	1,050,459	7,681,003
	26,530,156	25,137,903

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	793,128	3,040,422
Convertible debentures (Note 22)	2,536,123	-
Loan payable (Note 22)	2,385,616	-
Disposal group liabilities (Note 21)	3,484,963	-
	9,199,830	3,040,422

Deferred tax liability	292,740	1,000,427
Deferred rent	-	1,814
	9,492,570	4,042,663

Shareholders' Equity
Share capital (Note 11(b))	112,028,194	112,028,194
Equity component of loan payable (Note 22)	557,815	-
Warrants and compensation options (Note 12)	8,525,358	8,303,738
Contributed surplus (Note 13)	37,641,691	36,042,754
Accumulated other comprehensive loss	(2,057,120)	(2,083,514)
Deficit	(139,658,352)	(133,195,932)
	17,037,586	21,095,240
	26,530,156	25,137,903

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 3

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018

Operating expenses
Selling, marketing and administration (Note 20)	$1,484,440	$1,615,879	$3,009,313	$3,064,776
Research and development (Note 20)	497,023	613,539	799,277	1,223,989
Interest expense (Note 22)	197,540	-	197,540	-
Amortization of debt issuance costs (Note 22)	101,901	-	101,901	-
Other income, including interest	(1,579)	-	(4,823)	-
Operating expenses	2,279,325	2,229,418	4,103,208	4,288,765
Net loss from continuing operations	(2,279,325)	(2,229,418)	(4,103,208)	(4,288,765)

Loss from discontinued operations, net of taxes (Note 21)	(1,500,553)	(2,383,589)	(2,359,212)	(3,499,049)
Net loss	(3,779,878)	(4,613,007)	(6,462,420)	(7,787,814)

Deficit, beginning of period	(135,878,474)	(120,047,960)	(133,195,932)	(116,873,153)

Net loss	(3,779,878)	(4,613,007)	(6,462,420)	(7,787,814)
Deficit, end of period	$(139,658,352)	$(124,660,967)	$(139,658,352)	$(124,660,967)

Basic and diluted loss per share, continuing operations (Note 14)	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Basic and diluted loss per share, discontinued operations (Note 14)	$-	$(0.01)	$(0.01)	$(0.01)
Basic and diluted net loss per share (Note 14)	$(0.01)	$(0.02)	$(0.02)	$(0.03)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018

Net loss	$(3,779,878)	$(4,613,007)	$(6,462,420)	$(7,787,814)

Other comprehensive (loss) income - net of income taxes
Exchange differences on translating foreign operations, continuing operations	19,012	(870,119)	153,553	(435,450)
Exchange differences on translating foreign operations, discontinued operations	(84,957)	400,678	(127,159)	226,981
Comprehensive loss	$(3,760,866)	$(5,483,126)	$(6,436,026)	$(7,996,283)

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 4

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Six Months Ended June 30,	2019	2018
Share Capital
Beginning balance	$112,028,194	$103,616,221
Funds from the exercise of warrants	-	1,028,471
Fair value assigned to warrants exercised	-	447,270
Funds from the exercise of stock options	-	82,275
Fair value assigned to stock options exercised	-	77,185
Funds from common shares issued on public offering	-	10,663,548
Share issue costs	-	(1,193,144)
Fair value of compensation options issued to brokers	-	(479,204)
Fair value of warrants issued on public offering	-	(2,286,426)

June 30,	112,028,194	111,956,196

Equity Component of Loan Payable
Beginning balance	-	-
Fair value of equity component of loan payable	557,815	-

June 30,	557,815	-

Warrants
Beginning balance	8,303,738	5,985,378
Fair value of warrants issued on public offering	-	2,286,426
Fair value of compensation options issued to brokers	-	479,204
Fair value assigned to warrants exercised	-	(447,270)
Fair value of warrants issued as cost of debt financing	221,620	-

June 30,	8,525,358	8,303,738

Contributed Surplus
Beginning balance	36,042,754	32,102,967
Stock-based compensation	1,598,937	1,855,895
Fair value of stock options exercised	-	(77,185)

June 30,	37,641,691	33,881,677

Accumulated Other Comprehensive Loss
Beginning balance	(2,083,514)	(1,758,632)
Other comprehensive income attributable to common shareholders - translation adjustment	153,553	(208,469)

June 30,	(1,929,961)	(1,967,101)

Deficit
Beginning balance	(133,195,932)	(116,873,153)
Net loss	(6,462,420)	(7,787,814)

June 30,	(139,658,352)	(124,660,967)

Total shareholders' equity	$17,164,745	$27,513,543

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 5

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Six Months Ended June 30,	2019	2018
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(6,462,420)	$(7,787,814)
Discontinued operation, net of tax (Note 21)	2,359,212	3,499,049
Net loss, continuing operations	(4,103,208)	(4,288,765)
Adjustments for:
Depreciation of property and equipment (Note 7)	52,871	54,251
Amortization of patents and licenses (Note 8)	30,143	27,896
Amortization of debt issuance cost (Note 22)	101,901	-
Accretion of debt discount on convertible debentures	62,483	-
Stock-based compensation (Note 13)	1,407,188	1,656,659
	(2,448,622)	(2,549,959)
Net change in non-cash working capital accounts:
Prepaid and other current assets	52,611	(44,750)
Accounts payable and accrued liabilities	301,786	56,858
Cash flows from operating activities, continuing operations	(2,094,225)	(2,537,851)
Cash flows from operating activities, discontinued operations (Note 21)	(2,274,989)	(729,917)
	(4,369,214)	(3,267,768)
INVESTING ACTIVITIES
Purchase of patents and licenses (Note 8)	(40,035)	(13,666)
Cash flows from investing activities, continuing operations	(40,035)	(13,666)
Cash flow from investing activities, discontinued operations (Note 21)	(1,433,277)	(2,161,786)

	(1,473,312)	(2,175,452)
FINANCING ACTIVITIES
Proceeds from convertible debentures, net of issue costs paid in cash	2,979,779	-
Proceeds from loan payable, net of issue costs paid in cash	2,462,923	-
Issue of common shares for cash from the exercise of warrants, stock options and public offering, net of issue costs	-	10,581,150
Cash flows from financing activities, continuing operations	5,442,702	10,581,150
Cash flow from financing activities, discontinued operations (Note 21)	(145,007)	-
	5,297,695	10,581,150
EFFECT OF EXCHANGE RATE CHANGES ON CASH, continuing operations	64,482	(118,668)
EFFECT OF EXCHANGE RATE CHANGES ON CASH, discontinued operations (Note 21)	1,186	(2,735)
TOTAL EFFECT OF EXCHANGE RATE CHANGES ON CASH	65,668	(121,403)

NET CHANGE IN CASH AND CASH EQUIVALENTS, continuing operations	3,372,924	7,910,965
NET CHANGE IN CASH AND CASH EQUIVALENTS, discontinued operations (Note 21)	(3,852,087)	(2,894,438)
CASH AND CASH EQUIVALENTS, beginning of period	2,567,868	4,974,478
CASH AND CASH EQUIVALENTS, end of period	$2,088,705	$9,991,005

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 6

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.            DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the "Company") are developers and manufacturers of optical source products and photonic integrated devices for the sensing, datacom and telecom markets. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on August 28, 2019.

These condensed unaudited consolidated financial statements have been prepared on the going concern basis which assumes that the Company will have sufficient cash to pay its debts, as and when they become payable, for a period of at least 12 months from the date the financial report was authorised for issue.

As at June 30, 2019, the Company has accumulated losses of $(139,658,352) and working capital of $14,984,542. Working capital includes $22,003,489 of non-current asset held for sale and $3,484,963 of disposal group liabilities related to the proposed sale of the Company's subsidiary, DenseLight Semiconductors Pte. Ltd. During the six months ended June 30, 2019, the Company had negative cash flows from operations of $4,369,214. The Company has prepared a cash flow forecast which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern. As a result, there is substantial doubt about the Company's ability to continue as a going concern.

To address the future funding requirements, management has undertaken the following initiatives:

1.       Secured certain debt financing.

2.       Initiated a strict working capital monitoring program.

3.       Continued their focus on maintaining an appropriate level of corporate overheads in line with the Company's available cash resources.

4.       Filed a preliminary short-form prospectus to raise a maximum $50 million through a public offering of either equity securities, debt securities or a combination of both.

5.       Arranged for the sale of its DenseLight subsidiary for up to $30 million by October 31, 2019.

In line with its needs for additional financing, up-to August 28, 2019, the Company closed four tranches of a private placement of convertible debentures (the "Debentures") that raised gross proceeds of $3,595,153 (CAD$4,806,292). The Debentures are unsecured, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. The Company paid $225,122 (CAD$294,708) in brokerage fees and other costs related to the closing of these four tranches.

Additionally, the Company arranged for a credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which will grant the Company access to a maximum $5,000,000. The Company signed the loan documents on April 18, 2019 and has been advanced $3,100,000 on the Bridge Loan. The Company paid $137,077 in costs related to the Bridge Loan.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2018.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These condensed unaudited consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. ("ODIS"), Opel Solar Inc., BB Photonics Inc., BB Photonics UK Limited (collectively "BB Photonics") and DenseLight Semiconductors Pte. Ltd ("DenseLight"). Pursuant to a letter of intent ("LOI") received by the Company on February 1, 2019 from a third party to purchase DenseLight, management committed to a plan to sell DenseLight. Effective February 3, 2019, the accounts of DenseLight have therefore been classified as discontinued operations on the statements of operations and deficit and non-current asset held for sale and disposal group liabilities on the statement of financial position. All intercompany balances and transactions have been eliminated on consolidation.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

Subsequent changes in contingent consideration are accounted for through the condensed consolidated statements of operations and deficit and condensed consolidated statements of comprehensive loss in accordance with the applicable standards.

Goodwill arising on acquisition is initially measured at cost, being the difference between the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree and the net recognized amount (generally fair value) of the identifiable assets and liabilities assumed at the acquisition date. If the net of the amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Acquisition-related costs, other than those that are associated with the issue of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars ("USD"), which is the Company's presentation currency.

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

IFRS 9 introduced new classification and measurement models for financial assets. The investment classifications held-to-maturity and available-for-sale are no longer used and financial assets at fair value through other comprehensive income ("FVTOCI") were introduced. Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss ("FVTPL"). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company's credit risk is presented in other comprehensive income (loss). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net income (loss).

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the balance sheet when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.

The following table outlines the classification of financial instruments under IAS 39 and the revised classification on the adoption of IFRS 9:

	Original classification	New classification
	under IAS 39	under IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	FVTPL	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized costs	Amortized cost
Loan payable	Amortized costs	Amortized cost

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convertible debentures are accounted for as a compound financial instrument with a debt component and a separate equity component. The debt component of these compound financial instruments is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of issue for instruments of similar term and risk. The debt component is subsequently deducted from the total carrying value of the compound instrument to derive the equity component. The debt component is subsequently measured at amortized cost using the effective interest rate method. Interest expense based on the coupon rate of the debenture and the accretion of the liability component to the amount that will be payable on redemption are recognized through profit or loss as a finance cost.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,788,706 and funds invested in US Term Deposits of $300,000 earning interest at 1.80% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of $156,344 which serves as a bank guarantee for the purchase of certain equipment. The bank guarantee is reduced on a monthly basis by $10,424 which is amount paid monthly in settlement of the outstanding balance on the equipment.

Accounts receivable

Accounts receivable are amounts due from customers from the sale of products or services in the ordinary course of business. Accounts receivables are classified as current (on the consolidated statements of financial position) if payment is due within one year of the reporting period date, and are initially recognized at fair value and subsequently measured at amortized cost.

In determining a default provision, the Company utilizes a provision matrix, as permitted under the simplified approach to measure expected credit losses. In doing so management considered historical credit losses, forward-looking factors specific to the Company's debtors and other macro-economic factors to arrive at expected default rates. The default rates are then applied to the Company's aging to determine expected credit losses. The carrying amount of trade receivables is reduced by the expected credit losses. If the financial conditions of these customers were to deteriorate and the Company determines that no recovery of a trade receivable is possible, the amount is deemed irrecoverable and subsequently written-off. Accounts receivable at December 31, 2018 related to revenue earned by DenseLight. Accounts receivable at June 30, 2019 has been reclassified to non-current asset held for sale (see Note 21).

Inventory

Inventory consists of raw material inventory, work in process, and finished goods and are recorded at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value. Inventory at December 31, 2018 related to inventory held by DenseLight. Inventory at June 30, 2019 has been reclassified to non-current asset held for sale (see Note 21).

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Immediately before classification as held for sale, the assets or components of a disposal group are remeasured in accordance with the Company's other accounting policies. Thereafter, generally the assets or disposal group are measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories or financial assets. Impairment losses on initial recognition as held for sale and subsequent gains and losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets, right of use asset and property and equipment are no longer amortised or depreciated.

All assets and liabilities of the Company's subsidiary, DenseLight, have been classified as non-current asset held for sale or disposal group liabilities (See note 21).

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit ("CGU") to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable assets acquired net of liabilities assumed. Goodwill is measured at cost less accumulated impairment losses and is not amortized. Goodwill is tested for impairment on an annual basis in the fourth quarter or whenever facts or circumstances indicate that the carrying amount may exceed its recoverable amount.

Goodwill related to DenseLight has been reclassified to non-current assets held for sale at June 30, 2019 (see Note 21).

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Deferred tax assets are only recognized if the amount is expected to be realized in the future.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue ("NRE") where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash is recognized as earned using the effective interest method.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development Credits

The Company is eligible to receive cash credits for certain qualifying research and development expenses based on actual spending over a three year period, with an expectation that the credits will not exceed a certain dollar value over the three year period. At June 30, 2019, the Company has a recoverable amount of $896,986 relating to these research and development credits and is classified as non-current asset held for sale. At December 31, 2018, the Company's recoverable amount of $1,905,593 was classified as prepaid and other current assets.

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable.

In-Process Research and Development

Under IFRS, in-process research and development ("IPR&D") acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc. in 2016. The development of this IPR&D is still incomplete, therefore no amortization has been charged against IPR&D.

Customer relationships

Intangible assets include customer relationships acquired with the acquisition of DenseLight. Customer relationships is an externally acquired intangible asset and is measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships are amortized on a straight-line basis over their estimated useful lives and is tested for impairment whenever events or changes indicate that their carrying amount may not be recoverable. The useful life of customer relationships was determined to be 5 years. Customer relationships has been classified as non-current asset held for sale at June 30, 2019.

Stock-based compensation

Stock options and warrants awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share for both continuing operations and discontinued operations, net of taxes is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.            RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting policy

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This replaces IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right of use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company adopted this new standard using the modified retrospective method on January 1, 2019. The adoption of IFRS 16, resulted in a right of use asset and liability of $892,300. The carrying value of the right of use asset and lease liability have been classified as non-current asset held for sale and disposal group liability at June 30, 2019 (notes 15 and 21).

4.            ACCOUNTS RECEIVABLE

The carrying amounts of accounts receivable approximate their fair value and are originally denominated in the following currencies before conversion to US dollars below:

		June 30,	December 31,
		2019	2018

Product sales	United States dollars	$-	$713,744
Product sales	Singapore dollar	-	273,815
Loss allowance		-	(40,615)
		$-	$946,944

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The trade receivables that are neither past due nor impaired relates to customers that the company has assessed to be creditworthy based on the credit evaluation process performed by management which considers both customers' overall credit profile and its payment history with the Company. Trade receivables at June 30, 2019 has been grouped with non-current assets held for sale (note 21).

5.            PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	June 30,	December 31,
	2019	2018

Sales tax recoverable and other current assets	$92,177	$85,658
Research and development credit	-	1,905,593
Security deposits on leased properties	-	233,983
Equipment and materials deposit	-	711,385
	$92,177	$2,936,619

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.            INVENTORY

	June 30,	December 31,
	2019	2018

Raw materials	$-	$98,370
Finished goods	-	212,361
Work in process	-	126,102
	$-	$436,833

Inventory at December 31, 2018 relates to inventory held by DenseLight. Inventory at June 30, 2019 has been reclassified to non-current assets held for sale (see Note 21).

7.            PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total

Cost
Balance, January 1, 2018	$581,074	$667,342	$10,795,468	$373,913	$12,417,797
Additions	3,667,894	-	-	50,258	3,718,152
Reclassification	(1,086,895)	-	881,221	202,674	(3,000)
Impairment and disposals	-	-	(611,875)	(3,665)	(615,540)
Effect of changes in foreign exchange rates	(19,920)	-	(46,829)	(1,739)	(68,488)
Balance, December 31, 2018	3,142,153	667,342	11,017,985	621,441	15,448,921
Additions	1,409,426	-	-	12,574	1,422,000
Reclassification (1)	(4,577,344)	(667,342)	(10,521,359)	(555,688)	(16,321,733)
Effect of changes in foreign exchange rates	25,765	-	14,529	-	40,294
Balance, June 30, 2019	-	-	511,155	78,327	589,482

Accumulated Depreciation
Balance, January 1, 2018	-	216,688	3,665,782	257,157	4,139,627
Depreciation	-	133,809	2,201,133	133,662	2,468,604
Impairment and disposals	-	-	(455,158)	(3,665)	(458,823)
Balance, December 31, 2018	-	350,497	5,411,757	387,154	6,149,408
Depreciation for the period	-	-	34,131	18,740	52,871
Reclassification(1)	-	(350,497)	(5,044,288)	(341,195)	(5,735,980)
Balance, June 30, 2019	-	-	401,600	64,699	466,299

Carrying Amounts
At December 31, 2018	$3,142,153	$316,845	$5,606,228	$234,287	$9,299,513
At June 30, 2019	$-	$-	$109,555	$13,628	$123,183

(1) Reclassification to non-current assets held for sale as a result of discontinued operations (see Note 21)

8.            PATENTS AND LICENSES

Cost
Balance, January 1, 2018	$670,430
Additions	67,608
Effect of changes in foreign exchange rates	(352)
Balance, December 31, 2018	737,686
Additions	51,312
Effect of changes in foreign exchange rates	(2,501)
Reclassification (1)	(27,240)
Balance, June 30, 2019	759,257

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.           PATENTS AND LICENSES (Continued)

Accumulated Depreciation
Balance, January 1, 2018	214,180
Amortization	56,792
Balance, December 31, 2018	270,972
Amortization during the period	30,143
Balance, June 30, 2019	301,115

Carrying Amounts
At December 31, 2018	$466,714
At June 30, 2019	$458,142

(1) Reclassification to non-current assets held for sale as a result of discontinued operations (see Note 21)

9.           INTANGIBLE ASSETS

		Customer
	Technology	Relationships	Total
Cost
Balance, January 1, 2018 and December 31, 2018	$714,000	$186,131	$900,131
Reclassification (1)	-	(186,131)	(186,131)
Balance, June 30, 2019	$714,000	$-	$714,000

Accumulated Depreciation
Balance, January 1, 2018	-	60,494	60,494
Amortization	-	37,228	37,228
Balance, December 31, 2018	-	97,722	97,722
Reclassification (1)	-	(97,722)	(97,722)
Balance, June 30, 2019	-	-	-

Carrying Amounts
At December 31, 2018	$714,000	$88,409	$802,409
At June 30, 2019	$714,000	$-	$714,000

(1) Reclassification to non-current assets held for sale as a result of discontinued operations (see Note 21)

10.         ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2019	2018
Trade payable	$372,397	$2,269,845
Payroll related liabilities	313,252	595,720
Accrued liabilities	75,008	174,857
Interest payable	32,471	-
	$793,128	$3,040,422

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.          SHARE CAPITAL

(a)       AUTHORIZED
            Unlimited number of common shares

            One special voting share

(b)       COMMON SHARES ISSUED

	Number of
	Shares	Amount
Balance, January 1, 2018	260,018,853	$103,616,221
Common shares issued on public offering	25,090,700	10,663,548
Share issue costs	-	(1,131,990)
Fair value of warrants issued on public offering	-	(2,286,426)
Fair value of compensation options issued to brokers	-	(479,204)
Funds from the exercise of stock options	372,250	87,974
Fair value of stock options exercised	-	82,330
Funds from the exercise of warrants and compensation warrants	2,600,500	1,028,471
Fair value of warrants and compensation warrants exercised	-	447,270
Balance, December 31, 2018 and June 30, 2019	288,082,303	$112,028,194

12.          WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical	Number of
	Average Exercise	Warrants/	Historical
	Price	Compensation options	Fair value
Balance, January 1, 2018	$0.39	34,800,000	$5,985,378
Fair value of warrants issued on public offering	0.58	12,545,350	2,286,426
Historical fair value assigned to warrants exercised	0.39	(2,600,500)	(447,270)
Fair value of compensation options issued to brokers	0.43	1,505,442	479,204
Balance, December 31, 2018	0.44	46,250,292	8,303,738
Fair value of warrants issued as cost of debt financing	0.27	3,289,500	221,620
Balance, June 30, 2019	$0.43	49,539,792	$8,525,358

13.          STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 21, 2018, shareholders of the Company approved amendments to the Company's fixed 20% stock option plan (as amended, previously referred to as the "2016 plan", now referred to as the "2018 Plan"). Under the 2018 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2018 Plan provides that the number of common shares issuable pursuant to options granted under the 2018 Plan and pursuant to other previously granted options is limited to 57,611,360 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2018 Plan which grants discretion to the Board of Directors.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.          STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted average
	Number of	Exercise
	Options	Price
Balance, January 1, 2018	33,090,291	$0.68
Expired/cancelled	(1,944,791)	0.74
Exercised	(372,250)	0.26
Granted	13,690,479	0.34
Balance, December 31, 2018	44,463,729	0.58
Expired/cancelled	(1,155,000)	1.32
Granted	10,662,848	0.28
Balance, June 30, 2019	53,971,577	$0.51

During the six months ended June 30, 2019, the Company granted 10,662,848 (six months ended June 2018 - 10,425,479) stock options to employees and consultants of the Company to purchase common shares at an average price of $0.28 (six months ended June 2018 - $0.35) per share.

During the six months ended June 30, 2019, the Company recorded stock-based compensation of $1,598,937 (six months ended June 2018 - $1,855,895) relating to stock options that vested during the period. The stock-based compensation applicable to employees of DenseLight in the amount of $191,749 has been reclassified to discontinued operations (six months ended June 2018 - $199,236). (See note 21).

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

Six Months Ended June 30,	2019	2018
Weighted average exercise price	$0.28	$0.35
Weighted average risk-free interest rate	1.57%	2.10%
Weighted average dividend yield	0%	0%
Weighted average volatility	95.48%	103.83%
Weighted average estimated life	10 years	10 years
Weighted average share price	$0.28	$0.35
Share price on the various grant dates:	$0.24 - $0.28	$0.18 - $0.40
Weighted average fair value	$0.24	$0.35

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.          STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at June 30, 2019 are as follows:

Options Outstanding			Options Exercisable
		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price
$0.11 - $0.20	693,750	$0.19	6.64	693,750	$0.19
$0.21 - $0.24	10,658,750	$0.22	8.13	6,860,938	$0.22
$0.25 - $0.29	4,249,499	$0.26	8.35	3,251,064	$0.26
$0.30 - $0.86	26,927,578	$0.36	8.86	6,553,168	$0.43
$0.87 - $1.64	11,442,000	$1.24	0.83	11,349,813	$1.28
	53,971,577	$0.51	6.95	28,708,733	$0.72

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2018	$32,102,967
Stock-based compensation	4,022,117
Fair value of stock options exercised	(82,330)
Balance, December 31, 2018	36,042,754
Stock-based compensation	1,598,937
Balance, June 30, 2019	$37,641,691

14.           LOSS PER SHARE

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Numerator
Net loss from continuing operations	$(2,279,325)	$(2,229,418)	$(4,103,208)	$(4,288,765)
Net loss from discontinued operations	$(1,500,553)	$(2,383,589)	$(2,359,212)	$(3,499,049)
Net loss	$(3,779,878)	$(4,613,007)	$(6,462,420)	$(7,787,814)
Denominator
Weighted average number of common shares outstanding - basic and diluted	288,082,303	288,056,802	288,082,303	275,893,767
Basic and diluted loss per share, continuing operations	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Basic and diluted loss per share, discontinued operations	$-	$(0.01)	$(0.01)	$(0.01)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.03)

The effect of common share purchase options, warrants and compensation options on the net loss in 2019 and 2018 is not reflected as they are anti-dilutive.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.         COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, design and testing operations located in San Jose, California and operating facilities located in Singapore. The Company's design and testing operations terminated a lease on January 31, 2017 and initiated a new lease on February 1, 2017 which expires on January 31, 2020. The lease on the Company's operating facilities was renewed on February 16, 2019 and expires on February 15, 2022. As at June 30, 2019, the Company's head office was on a month to month lease term.

On January 1, 2019, the Company adopted IFRS, 16 Leases. Upon adoption of IFRS 16, the Company recognized a lease liability and right of use asset relating to a new lease entered into on February 15, 2019 for its operating facilities in Singapore. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate of 12%.

Right of use asset	Building
Cost
Balance, January 1, 2019	$-
Additions	892,300
Balance, June 30, 2019 (1)	$892,300
Lease liability
Balance, January 1, 2019	$-
Additions	892,300
Interest expense	39,599
Lease payments	(145,566)
Balance, June 30, 2019 (1)	$786,333

(1) Right of use asset and lease liability are included in non-current asset held for sale and disposal group liability (See Note 21).

As a practical expedient, the Company has elected to expense the remaining lease payments on a monthly basis for leases that expire within 12 months from January 1, 2019. Such leases are treated as short-term leases. Remaining lease payments on such leases total $26,740.

16.         RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Salaries	$334,173	$284,584	$705,006	$546,667
Share-based payments (1)	477,764	728,148	1,025,055	1,200,217
Total	$811,937	$1,012,732	$1,730,061	$1,746,884

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.         RELATED PARTY TRANSACTIONS (Continued)

In order to conserve cash, all management and directors agreed to defer certain cash compensation to a point when the Company is sufficiently capitalized. Accounts payable and accrued liabilities include $135,001 payable to related parties as of June 30, 2019.

Compensation to the president and general manager of DenseLight is included in discontinued operations.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

17.         SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operations is below:

ODIS

Odis is the developer of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics develops photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits.

DenseLight

DenseLight designs, manufactures, and delivers photonic optical light source products and packaging solutions to the communications, medical, instrumentation, industrial, and security industries. DenseLight processes III-V based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

		2019
As of June 30,	Singapore	US	Canada	Consolidated
Current assets	$22,003,489	$252,954	$1,927,929	$24,184,372
Property and equipment	-	123,183	-	123,183
Patents and licenses	-	458,142	-	458,142
Goodwill and intangibles assets	-	1,764,459	-	1,764,459
Total Assets	$22,003,489	$2,598,738	$1,927,929	$26,530,156

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.        SEGMENT INFORMATION (Continued)

		2019
For the Six Months Ended June 30,	Singapore	US	Canada	Consolidated
Selling, marketing and administration	$-	$2,507,991	$501,322	$3,009,313
Research and development	-	435,255	364,022	799,277
Interest expense	-	-	197,540	197,540
Amortization of debt issuance costs	-	-	101,901	101,901
Other income including
Interest	-	-	(4,823)	(4,823)
Net loss from continuing operations	$-	$2,943,246	$1,159,962	$4,103,208
Loss from discontinued operations, net of taxes	$2,359,212	$-	$-	$2,359,212
Net loss	$2,359,212	$2,943,246	$1,159,962	$6,462,420

		2018
As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$4,283,008	$302,405	$2,302,851	$6,888,264
Property and equipment	9,136,694	162,819	-	9,299,513
Patents and licenses	18,464	448,250	-	466,714
Goodwill and intangible assets	6,718,953	1,764,459	-	8,483,412
Total Assets	$20,157,119$	2,677,933	$2,302,851	$25,137,903

For the Six Months Ended June 30,	Singapore	US	Canada	Consolidated
Selling, marketing and administration	$-	$2,649,019	$415,757	$3,064,776
Research and development	-	1,018,432	205,557	1,223,989
Net loss from continuing operations	$-	$3,667,451	$621,314	$4,288,765
Loss from discontinued operations, net of taxes	$3,499,049	$-	$-	$3,499,049
Net loss	$3,499,049	$3,667,451	$621,314	$7,787,814

18.         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, loan payable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	June 30,	December 31,
	2019	2018
Cash and cash equivalents, measured at amortized cost:
Cash	$2,088,706	$2,567,868
Loans and receivable, measured at amortized cost:
Accounts receivable	-	946,944
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(793,128)	(3,040,422)
Convertible debentures	(2,536,123)	-
Loan payable	(2,385,616)	-

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit Risk

The Company is exposed to credit risk associated with its accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies. Credit risk is minimized substantially by ensuring the credit worthiness of the entities with which it carries on business. Credit terms are provided on a case by case basis. The Company has not experienced any significant instances of non-payment from its customers.

The Company's accounts receivable ageing was as follows:

	June 30,	December 31,
	2019	2018
Current	$532,625	$892,343
31 - 60 days	286,925	34,331
61 - 90 days	480,656	60,885
> 90 days	157,011	-
Expected credit losses (1)	(40,615)	(40,615)
	$1,416,602	$946,944

(1) The Company applies IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss allowance for trade receivables.

Accounts receivable aging at June 30, 2019 is included in non-current assets held for sale (see note 21).

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss or discontinued operations by $203,539.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

19.        CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive loss and deficit), cash and short-term investments. The components of capital on June 30, 2019 were:

Cash	$2,088,706
Shareholders' equity	$158,753,058

The Company's objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.        EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Wages and benefits	$177,919	$326,850	$369,112	$489,628
Subcontract fees	240,387	180,813	259,059	517,629
Stock-based compensation	74,753	77,104	163,180	131,752
Supplies	3,964	28,772	7,926	84,980
	$497,023	$613,539	$799,277	$1,223,989

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$610,108	$879,642	$1,244,008	$1,524,907
Wages and benefits	403,387	342,374	802,577	700,795
General expenses	211,956	106,945	436,119	251,009
Professional fees	174,296	185,956	342,919	371,821
Depreciation and amortization	34,798	37,338	83,014	82,147
Management and consulting fees	30,834	32,104	61,867	82,289
Rent and facility costs	19,061	31,520	38,809	51,808
	$1,484,440	$1,615,879	$3,009,313	$3,064,776

21.         DISCONTINUED OPERATIONS

On February 3, 2019, the Company signed a non-binding Letter of Intent (LOI) for the sale of all the outstanding shares of DenseLight. Key terms of the LOI include proposed cash consideration in the range of $26 - $30 million, including a $4 million earn-out provision, no-shop and confidentiality clauses, and an undertaking to enter into key operating agreements, including a preferred supply agreement and a long-term strategic cooperation agreement among the parties. The parties expect to complete the signing of the definitive transaction agreements on or before September 15, 2019. The broad terms of the LOI and the consummation of any transaction are subject to further due diligence, the negotiation of definitive agreements and obtaining required approvals by all parties, including but not limited to the TSX Venture Exchange and a majority of the Company's shareholders.

On February 3, 2019, management committed to a plan to sell its subsidiary, DenseLight. The decision was taken in line with a strategy to focus on the Company's opportunities related to its Optical Interposer. The divestiture of DenseLight will immediately reduce the Company's operating losses and cash burn, while allowing the Company to pursue a "fab-light" strategy with a less capital-intensive business model that is focused on growing the Optical Interposer business through targeted investments in the design, development and sale of vertical market solutions. Consequently, all saleable assets and liabilities relating to DenseLight are classified as "Non-current assets held for sale" or "disposal group liabilities". An impairment assessment was done on the assets that are held for sale. It was determined that no assets were impaired either on the date management committed to a plan of sale or on June 30, 2019.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.          DISCONTINUED OPERATION (Continued)

As at June 30, 2019, the disposal group comprised the following assets and liabilities:

Non-current assets held for sale

Accounts receivable	$1,416,602
Prepaids and other current assets	1,809,247
Inventories	542,117
Right of use asset (Note 15)	892,300
Equipment	10,585,753
Intangible assets and patents	126,926
Goodwill	6,630,544
Non-current assets held for sale	$22,003,489

Disposal group liabilities

Accounts payable and accrued liabilities	$1,990,942
Lease liabilities (Note 15)	786,334
Deferred tax liability	707,687
Disposal group liabilities	$3,484,963

Revenue and expenses, and gains and losses relating to the discontinued activity have been removed from the results of continuing operations and are shown as a single line item on the face of the consolidated statement of comprehensive loss. The operating results of the discontinued operations can be analysed as follows:

Results of discontinued operations

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2018	2018
Revenue	$1,358,473	$752,198	$3,190,714	$1,425,427
Cost of revenue	410,447	319,939	773,424	588,117
Gross margin	948,026	432,259	2,417,290	837,310
Operating expenses
Research and development	1,872,883	1,433,036	3,621,702	2,572,502
Selling, marketing and administration	575,696	1,302,079	1,231,739	2,518,718
Other income	-	155,218	(76,939)	(605,891)
Operating expenses	2,448,579	2,890,333	4,776,502	4,485,329
Net loss before income tax recovery	(1,500,553)	(2,458,074)	(2,359,212)	(3,648,019)
Income tax recovery	-	(74,485)	-	(148,970)
Net loss	$(1,500,553)	$(2,383,589)	$(2,359,212)	$(3,499,049)

Until the assets are sold, the Company will continue to earn revenue and incur expenses. Such activity will continue to be reported in the discontinued operations.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.          DISCONTINUED OPERATION (Continued)

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. Disaggregated revenue is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Non-contract revenue (at a point in time)(1)(3)	$803,115	$752,198	$1,412,142	$1,425,427
Contract revenue (revenue over time)(2)(3)	555,358	-	1,666,072	-
Contract revenue (at a point in time)(2)(3)	-	-	112,500	-
	$1,358,473	$752,198	$3,190,714	$1,425,427

(1) Revenue from the sale of products.

(2) Revenue from long-term projects or non-recurring engineering (NRE).

(3) All revenue was generated from the Singapore geographic region.

Revenue Contract Balances

	Contract
	Receivables	Liabilities
Balance, January 1, 2018	$40,000	$-
Revenues recognized	626,667	(626,667)
Changes due to payment, fulfillment of performance obligations or other	(606,667)	626,667
Balance, December 31, 2018	60,000	-
Revenues recognized	1,778,572	(1,778,572)
Changes due to payment, fulfillment of performance obligations or other	(1,200,001)	1,778,572
Balance, June 30, 2019	$638,571	$-

The timing and satisfaction of the the Company's performance obligations under contracts with customers is generally in line with the timing of payments from customers, as a result the Company will either not have material contract assets or liabilities or payment for contract assets will be current.

Performance Obligations

The Company typically satisfies its performance obligations when services are rendered or products are delivered and accepted by the customer. Consideration is fixed and payment terms are consistent with the Company's terms for the sale of its products.

The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of June 30, 2019 was $675,357 (2018 - $2,600,000). The Company expects to satisfy this amount over the next 12 months.

Judgements were used in determining the amount and timing of revenue from contracts with customers. The timing of satisfaction of performance obligations was determined by the delivery of products or services that met the customer's expectations. The transaction price and the amount allocated to performance obligations was determined using market rates that would be reasonable for the services or products provided.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.          DISCONTINUED OPERATION (Continued)

Research and development costs included in discontinued operations can be analysed as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Wages and benefits	$1,124,652	$776,487	$2,129,285	$1,494,174
Supplies	423,138	373,588	884,785	641,373
Subcontract fees	263,238	213,054	469,037	309,989
Stock-based compensation	61,855	69,907	138,595	126,966
	$1,872,883	$1,433,036	$3,621,702	$2,572,502

Selling, marketing and administration costs included in discontinued operations can be analysed as follows:

Wages and benefits	$253,852	$278,322	$460,493	$541,675
Rent and facility costs	160,055	246,534	378,786	468,976
General expenses	96,052	115,017	265,432	247,604
Stock-based compensation	19,787	37,120	53,154	72,270
Interest expense	26,215	-	39,599	-
Professional fees	19,735	2,604	34,275	14,505
Depreciation and amortization	-	622,482	-	1,173,688
	$575,696	$1,302,079	$1,231,739	$2,518,718

Cash flows from (used in) discontinued operations

	Six Months Ended
	June 30,
	2019	2018
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(2,359,212)	$(3,499,049)
Adjustments for:
Depreciation of property and equipment	-	1,155,074
Amortization of intangibles	-	18,614
Interest expense	39,599	-
Stock-based compensation	191,749	199,236
Income tax recovery	-	(148,970)
Deferred rent	(1,825)	(11,260)

	(2,129,689)	(2,286,355)
Net change in non-cash working capital accounts:
Accounts receivable	(459,478)	52,453
Prepaid and other current assets	1,001,038	53,644
Inventory	(101,175)	92,694
Accounts payable and accrued liabilities	(585,685)	1,357,647
Cash flows from operating activities	(2,274,989)	(729,917)

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.          DISCONTINUED OPERATION (Continued)

INVESTING ACTIVITIES

Purchase of property and equipment	(1,422,000)	(2,161,786)
Purchase of patents and licenses	(11,277)	-
Cash flows from investing activities	(1,433,277)	(2,161,786)
FINANCING ACTIVITIES
Payment of lease liability	(145,007)	-
Cash flows from financing activities	(145,007)	-
EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,186	(2,735)
NET CHANGE IN CASH	$(3,852,087)	$(2,894,438)

22.          CONVERTIBLE DEBENTURES AND LOAN PAYABLE

On April 1, 2019 the Company announced that it arranged for certain financing required to bridge the Company to the previously announced anticipated sale of its DenseLight subsidiary. That sale is scheduled to be completed in October 2019, subject to certain conditions including shareholder and other approvals. The Company expects to generate cash proceeds of approximately $26 million to $30 million (CAD$34.5 million to CAD$40 million) upon completion of the DenseLight sale.

Convertible Debentures

The first component of the financing consists of the issuance of up to $10.5 million (CAD$14 million) of unsecured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures will be sold in multiple tranches, as needed, on a brokered private placement basis through the Company’s financial advisors, IBK Capital. During the period the Company closed three tranches of the private placement of the Convertible Debentures that raised gross proceeds of $3,178,487 (CAD$4,256,292). The Convertible Debentures, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. The Company paid $203,391 (CAD$266,023) in brokerage fees and other costs related to the closing of these three tranches.

The Convertible Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit for a total 10,640,730 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of two years from the date upon which the convertible debenture is converted into units. In the event that the sale of the Company’s DenseLight subsidiary is completed, holders of Convertible Debentures have the right to cause the Company to repurchase the Convertible Debentures at face value, subject to certain restrictions. The Convertible Debentures are governed by a trust indenture between the Company and TSX Trust Company as trustee.

Insiders of the Company subscribed for 37% or $535,000 (CAD$710,000) of the first tranche of Convertible Debentures, including the Company’s board of directors and senior management team. Insiders of IBK Capital subscribed for 10% or $146,000 (CAD$200,000) of this first tranche.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

22.          CONVERTIBLE DEBENTURES AND LOAN PAYABLE (Continued)

The debt components of the Convertible Debentures were fair valued using effective discount rates ranging from 28.74% to 29.71% which the Company determined would be the interest rate of the debts without a conversion feature. The difference between the fair value of the debt component and the loan is allocated to the equity component and is included in shareholders' equity.

Because the Convertible Debentures are denominated in Canadian dollars and the conversion price is also denominated in Canadian dollars, the number of equity instruments that would be issued upon exercise of the convertible debentures are fixed. As a result, the equity component of the convertible debentures will not be periodically remeasured.

The following table reflects the details of convertible debentures:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component
Issued April 3, 2019 (net of issue costs)	$1,352,315	$(253,154)	$38,179	$1,137,340
Issued May 3, 2019 (net of issue costs)	1,020,678	(191,071)	18,865	848,472
Issued June 3, 2019 (net of issue costs)	606,786	(113,590)	5,440	498,636
Effect of foreign exchange rate changes	-	-	-	51,675
Balance June 30, 2019	$2,979,779	$(557,815)	$62,484	$2,536,123

Loan Payable

The second component of the financing consists of a credit facility (the “Bridge Loan”) provided by Espresso Capital Ltd which granted the Company access to a maximum $5,000,000. The Company signed the loan documents on April 18, 2019 and was advanced $2,600,000 shortly thereafter.

Funds drawn on the Credit Facility bear interest at a rate of 17.25% per annum (the "Interest Rate"), calculated daily from the date of each advance until the earlier of the due date of each such advance, if any, and December 31, 2019 (the "Maturity Date"). The Interest Rate is comprised of 15% cash interest and 2.25% deferred interest. In the event the Company does not consummate the sale of Denselight by October 15, 2019, the interest rate will increase to 19.25% per annum, which rate shall be deemed to be retroactively applied from the date of the initial advance.

The Company paid $137,077 in costs related to the Bridge Loan. Additionally, the Company issued to Espresso Capital Ltd, warrants for the purchase of 3,289,500 common shares at a price of CAD$0.35 per share. The Warrants expire on April 18, 2020. The fair value of the warrants was estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions: volatility of 78.91%, interest rate of 1.62% and an expected life of 1 year. The estimated fair value assigned to the warrants was $221,620. The total cost of $358,697 was deferred and charged against the Bridge Loan and will be amortized over the life of the Bridge Loan. During the period ended June 30, 2019, the Company recorded amortized debt issuance cost of $101,901 related to the Bridge Loan.

The following table reflects the details of loan payable:

Loan Payable		Amortization of
	Loan	finance costs	Debt Component
Bridge Loan (net of issue costs)	$2,247,303	$101,901	$2,349,204
Effect of foreign exchange rate changes	-	-	36,412
Balance, June 30, 2019	$2,247,303	$101,901	$2,385,616

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

23.          SUBSEQUENT EVENTS

Subsequent to June 30, 2019 the Company closed one additional tranche of the previously announced Convertible Debentures for gross proceeds of $416,666 (CAD$550,000). The Company paid $21,731 (CAD$28,685) in brokerage and other fees related to this closing. This Convertible Debenture, bears interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and matures two years from the date of issue.

Additionally, the Company was advanced $500,000 on the Bridge Loan provided by Espresso Capital Ltd.

Total gross financing subsequent to June 30, 2019 was $916,666.